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                                  EXHIBIT 99.1

                                  Press Release

FOR IMMEDIATE RELEASE

                    BAAN COMPANY REPORTS THIRD QUARTER 1999 RESULTS

                  SUBSTANTIAL NEW MULTI-PRODUCT CONTRACT WITH BOEING

BARNEVELD, THE NETHERLANDS AND HERNDON, VIRGINIA, USA - OCTOBER 21, 1999 - Baan Company N.V. (ASE: BAAN; Nasdaq: BAANF) today announced results for its third quarter ended September 30, 1999. Revenues for the third quarter 1999 were $143 million, compared to $195 million in the third quarter 1998. The net loss for the third quarter 1999 was ($25) million, or ($0.12) per diluted share, compared to a net loss of ($40) million, or ($0.20) per diluted share, reported in the third quarter 1998.

The Company also announced that during the third quarter The Boeing Company, which currently has more than 200,000 employees worldwide, signed a 5-year enterprise-wide contract that will provide Boeing with full access to the complete Baan solution - including Baan E-Enterprise(TM), Baan Front Office, Baan Supply Chain and BaanERP. The agreement should substantially expand the number of Boeing users of Baan software over the term of the agreement. Further details are being withheld pending a joint Baan/Boeing press release.

License revenues for the third quarter 1999 were $36 million, and maintenance and service revenues were $107 million. Service and maintenance margins improved to 28% in the third quarter 1999 from 24% a year earlier. Total operating expenses and cost of revenues were $170 million for the third quarter 1999, as compared to $249 million in the corresponding period of 1998. Additional financial details are available on the Baan Web site at www.baan.com.



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Cash and marketable securities balances on September 30, 1999 were $149 million compared to the second quarter 1999 level of $122 million. The Company's line of credit and equity arrangements also provide for the potential of an additional $175 million of future funding.

"Our results reflect the impact of the shift in Baan's business models towards more subscription-based licensing agreements," said Jim Mooney, Chief Financial Officer. "Under subscription-based licensing, customers pay a per-user per-month fee for rights to Baan's products rather than a one-time up-front fee. While this impacts short-term license revenue, it builds long-term customer commitment, makes it easier for customers to use more of our applications, and creates an ongoing revenue stream. Large companies such as Boeing this quarter, and KPN earlier this year, joined the many other customers who see competitive advantage in licensing Baan software on a subscription basis."

 "We also saw customer demand for Baan's complete, integrated suite of enterprise solutions. In the third quarter, more than 35% of our contract value came from customers who licensed two or more of our integrated ERP, financials, supply chain, front office or e-commerce solutions," continued Mooney. "Baan is the only enterprise applications vendor to deliver end-to-end solutions today. We believe this provides us with strong competitive differentiation."

"Baan has anticipated the fundamental shifts in business models in the enterprise applications market and built its business model accordingly," said Mary Coleman, chairman and CEO, Baan Company. "We have continued to invest in research and development to extend our lead in end-to-end application integration, and to deliver our new suite of Baan E-Enterprise applications. While we expect the balance of 1999 will continue to be a difficult year for the enterprise applications market as a whole, we are encouraged by the positive response to our renewed investment in marketing and brand awareness."

OPERATING HIGHLIGHTS

The Company noted the following accomplishments since its last earnings announcement.

-    Signed more than 500 contracts with new and existing customers including:
     Azo, Boeing, Coca-Cola, Fuji Heavy Industries, GTE, Hitachi, Ikea, Komatsu, Sonoco, TWR, Toshiba, US Filters,


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     and Wal-Mart. Three-fourths of the transactions during the quarter were from install-base customers.

- The announcement of the new Baan E-Procurement(TM) product, an Intranet-based self-service requisitioning software solution for indirect purchasing that complements the purchasing module of BaanERP. Baan E-Procurement streamlines procurement for companies encumbered with complex, hard-to-control, costly procurement procedures.

- The company also saw continued strong initial market acceptance of the new Baan E-Enterprise Internet suite of Web-enabled software applications including Baan E-Sales(TM), Baan E-Configuration(TM) and Baan E-Procurement. Customers, such as Magnabyte were able to put Baan E-Enterprise solutions into production in less than 30 days.

- The acquisition of companies providing solutions built in the Baan environment including; Proloq, which provides extensions to BaanERP for process industries like primary metals, pulp and paper and others; and BAIN which developed Product Data Management (PDM) extensions to BaanERP. Baan also acquired ownership of the Dynamic Enterprise Models (DEM) from Triarch. DEM allows organizations to model their business processes and speed configuration and customizations of Baan products. BAIN and Triarch were members of the Vanenburg Group.

- The appointment of three new key executives to the management team. Appointments include: Mike Shinya as President of its EMEA (Europe, Middle East and Africa) region. Shinya joins Baan from Oracle; Charlie Callahan as Senior Vice President of Baan Consulting. Callahan joins Baan from Booz Allen & Hamilton; Katrina Roche to the newly created position of Senior Vice President, Chief Marketing Officer. Roche has served for the past year as the General Manager of Baan Supply Chain Solutions.

- The launch of the first stage of a new $25 million advertising and lead generation program in the United States, Canada and Europe. The campaign includes print advertising placements in leading newspapers such as the Wall Street Journal and New York Times, as well as leading

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     trade and industry magazines. The campaign will continue to roll out through United Kingdom, Germany, Netherlands and other European countries throughout the fourth quarter.

- More than 350 customers and partners attended Velocity, the Supply Chain Users Conference in Atlanta, Georgia. More than 1,000 customers and partners attended the Baan World Users conference in Los Angeles, California.

Baan will announce a series of new products and services before an expected audience of more than 5,000 customer and partners at its annual global BaanWorld conference meeting in Vienna, Austria, being held from November 11-13, 1999. Information on BaanWorld is available at www.Baanworld.com

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                                  BAAN COMPANY
                      CONSOLIDATED STATEMENT OF OPERATIONS
                   ($ IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)


                                                      ----------------------------------        -----------------------------------
                                                       Three Months Ended September 30,            Nine Months Ended September 30,
                                                      ----------------------------------        -----------------------------------

                                                        1999                  1998                    1999                  1998
                                                        -----                 -----                   -----                 ----

Net revenues:
  License revenue                                    $  35,880              $  86,611               $ 155,408            $ 310,770
  Maintenance and service revenue                      106,950                108,351                 335,993              293,748
                                                     ---------              ---------               ---------            ---------
    Total net revenues                                 142,830                194,962                 491,401              604,518
                                                     ---------              ---------               ---------            ---------



Cost of revenues:
  Cost of license revenue                               13,745                  7,340                  41,034               20,960
  Cost of maintenance and service revenue               76,911                 82,665                 247,453              219,540
                                                     ---------              ---------               ---------            ---------
      Total cost of revenues                            90,656                 90,005                 288,487              240,500
                                                     ---------              ---------               ---------            ---------

Gross profit                                            52,174                104,957                 202,914              364,018
                                                     ---------              ---------               ---------            ---------
Operating and non-recurring expenses:
  Sales and marketing                                   28,337                 80,187                 113,930              180,795
  Research and development                              31,513                 46,347                  99,263              112,475
  General and administrative                            19,418                 32,596                  53,535               82,788
  Non-recurrring expenses                                    0                      0                     424               14,400
                                                     ---------              ---------               ---------            ---------
    Total operating and non-recurring expenses          79,268                159,130                 267,152              390,458
                                                     ---------              ---------               ---------            ---------

Income (loss) from operations                          (27,094)               (54,173)                (64,238)             (26,440)
Other income (expense), net                             (2,176)                  (447)                 (5,422)                  66
                                                     ---------              ---------               ---------            ---------

Income (loss) before income taxes                      (29,270)               (54,620)                (69,660)             (26,374)
(Provision) benefit for income taxes                     4,581                 14,940                  16,699                5,901
                                                     ---------              ---------               ---------            ---------

Net income (loss)                                    $ (24,689)             $ (39,680)              $ (52,961)           $ (20,473)
                                                     ==========             ==========              ==========           ==========

Net income (loss) per share:
  Basic                                              $   (0.12)             $   (0.20)              $   (0.25)           $   (0.10)
  Diluted                                            $   (0.12)             $   (0.20)              $   (0.25)           $   (0.10)

Shares used in computing per share amounts:
  Basic                                                214,016                199,069                 212,899              196,991
  Diluted                                              214,016                199,069                 212,899              196,991

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                                BAAN COMPANY N.V.
                           CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)
                                   (UNAUDITED)

                                                                       ----------------------------     --------------------------
                                                                            September 30, 1999              December 31, 1998
                                                                       ----------------------------     --------------------------
ASSETS
CURRENT ASSETS
Cash and cash equivalents                                                       $ 115,850                        $ 205,751
Short-term marketable securities                                                   32,917                            1,080
Trade accounts receivable, net                                                    231,240                          252,129
Income tax receivable                                                              14,923                           45,045
Due from related parties                                                                0                            6,297
Other current assets                                                               65,796                           67,032
                                                                                ---------                        ---------
  TOTAL CURRENT ASSETS                                                            460,726                          577,334
                                                                                ---------                        ---------

Property and equipment, at cost                                                   120,900                          129,267
Less accumulated depreciation                                                     (81,188)                         (66,569)
                                                                                ---------                        ---------
Net property and equipment                                                         39,712                           62,698
                                                                                ---------                        ---------

Software development costs, net                                                   111,033                           78,319
Intangible assets, net                                                             90,270                           52,644
Other non current assets                                                           16,958                           52,156
                                                                                ---------                        ---------
TOTAL ASSETS                                                                    $ 718,699                        $ 823,151
                                                                                =========                        =========

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES

Short-term borrowings and current portion of long-term debt                     $  25,323                        $     523
Accounts payable and other current liabilities                                    163,854                          261,566
Income taxes payable                                                               16,752                           43,441
Due to related parties                                                              1,943                                0
Deferred revenue                                                                  125,784                          147,933
                                                                                ---------                        ---------
TOTAL CURRENT LIABILITIES                                                         333,656                          453,463
                                                                                ---------                        ---------

Long-term debt                                                                    190,188                          191,013
Long-term deferred revenue                                                         16,631                           17,831
Other long-term liabilities                                                        39,564                            4,084

Common stock and additional paid-in-capital                                       457,335                          393,599
Accumulated deficit                                                              (288,222)                        (235,261)
Accumulated translation adjustment                                                (30,453)                          (1,578)
                                                                                ---------                        ---------
SHAREHOLDERS' EQUITY                                                              138,660                          156,760
                                                                                ---------                        ---------


TOTAL LIABILITIES & SHAREHOLDERS' EQUITY                                        $ 718,699                        $ 823,151
                                                                                =========                        =========

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ABOUT BAAN COMPANY

Founded in 1978, Baan Company (NASDAQ: BAANF; ASE: BAAN) is a global provider of enterprise business solutions. Baan Company offers a comprehensive portfolio of integrated services and best-in-class, component-based applications that span an organization's entire value chain including E-Business and Web Commerce, Customer Relationship Management, Enterprise Resource Planning, Supply Chain Management, and Corporate Knowledge Management. Deployed at more than 13,000 customer sites worldwide, Baan Company solutions enable organizations to drive strategic business growth, improve business processes, reduce operating complexity, and increase corporate flexibility.

Baan Company has dual headquarters in Barneveld, The Netherlands and Herndon, Virginia, USA and can be found on the World Wide Web at www.baan.com.

                                          ###

Statements in this press release using the words "believes," "expects," "anticipates," and the like are forward-looking statements within the meaning of the Securities Exchange Act of 1934, as amended, and as such are subject to a number of risks and uncertainties that could significantly affect outcomes. Actual outcomes, therefore, may differ materially from the expectations, estimates, or assumptions expressed in or implied by any such statements. Typical risks and uncertainties may be reviewed in the Baan Company's public filings on file with the U.S. Securities and Exchange Commission (including its most recent Form 20-F and 6-K).

"Baan" is a registered trademark of Baan Company, and any trade, product, or service name referenced in this release using the name "Baan" is a trademark and/or property of Baan Company. All other company, product, and service names may be trademarks of their respective owners.


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For more information, please contact:

INVESTOR RELATIONS
Phil Van Etten or Dave Spille
Phone: +1.703.234.6275 (North America) or +31 (0)34.242.8609 (Europe)
Email: dspille@baan.com

MEDIA - EUROPE
Katrina Roche, Senior Vice President, Chief Marketing Officer
Phone:  +31(0)34.242.8786
Email: kroche@baan.com

MEDIA - NORTH AMERICA
George Thompson (for Baan Company)
Phone: +202.828.9708
Email: press@baan.com